SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERRILL LYNCH & CO., INC.

(Name of Subject Company (Issuer))

MERRILL LYNCH & CO., INC. (ISSUER)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

LIQUID YIELD OPTION™ NOTES DUE 2032

(Title of Class of Securities)

590188 A 73

(CUSIP Number of Class of Securities)

RICHARD ALSOP, ESQ.

GENERAL COUNSEL

CORPORATE LAW

MERRILL LYNCH & CO., INC.

4 WORLD FINANCIAL CENTER

NEW YORK, NEW YORK 10080

TELEPHONE: (212) 449-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

COPY TO:

NORMAN D. SLONAKER, ESQ.

SIDLEY AUSTIN BROWN & WOOD LLP

787 SEVENTH AVENUE

NEW YORK, NEW YORK 10019

TELEPHONE: (212) 839-5300

CALCULATION OF FILING FEE

TRANSACTION VALUATION[1]	AMOUNT OF FILING FEE[2]
$2,300,000,000	$291,410

™Trademark of Merrill Lynch & Co., Inc.

[1]	The transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.
[2]	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form of Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Merrill Lynch & Co., Inc., a Delaware corporation (the “Company”), on November 9, 2004 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to exchange (the “Exchange Offer”) an aggregate original principal amount of up to $2,300,000,000 of the Company’s Exchange Liquid Yield Option Notes due 2032 (Zero Coupon–Floating Rate–Senior) (the “New LYONs”) for a like original principal amount of the Company’s issued and outstanding Liquid Yield Option Notes due 2032 (Zero Coupon–Floating Rate–Senior) (the “Old LYONs”). The Company’s Exchange Offer is being made upon the terms and subject to the conditions set forth in the Exchange Circular dated November 9, 2004 and in the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO.

The information in the Exchange Circular and the related Letter of Transmittal is incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Exchange Circular, are hereby amended and supplemented as follows:

(1) The section entitled “Summary” of the Exchange Circular is amended to delete the paragraph under the caption “Summary of the Exchange Offer—Amendment of the Exchange Offering “ and replace it with the following:

“Subject to the limitations and qualifications described elsewhere in this Exchange Circular, we reserve the right not to accept any of the Old LYONs tendered, and to otherwise interpret or modify the terms of this exchange offer, provided that we will comply with applicable laws that require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of, or information relating to the exchange offer.”

(2) The section entitled “The Exchange Offer” of the Exchange Circular is amended to add the following additional disclosure at the end of the third paragraph under the caption “Expiration Date; Extensions; Amendments”:

“The SEC has stated that, in its view, an offer (including an exchange offer) should remain open for a minimum of five business days from the day that a notice of such a material change is first published, sent or given and that if material changes are made with respect to information not materially less significant than the purchase price (including a decrease or increase in the consideration offered to be paid for the old LYONs) and the number of securities being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response.”

(3) The section entitled “The Exchange Offer” of the Exchange Circular is amended to add the following additional disclosure at the end of the paragraph under the caption “Interests of Directors and Executive Offices, Transactions and Arrangements Concerning the LYONs”:

“No executive officers or directors of ML&Co. own any Old LYONs.”

(4) The section entitled “Incorporation of Information We File with the SEC” of the Exchange Circular is amended to add the following additional disclosure prior to the last paragraph in such section:

“If the information provided to you in this document or incorporated by reference herein materially changes, we will amend the document to update it and will disseminate the new information to you in a manner reasonably calculated to inform you of such change.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2004	MERRILL LYNCH & CO., INC.

	BY:	/s/ John Laws
Name: John Laws
Title: Assistant Treasurer

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